Exhibit 3.1

AMENDED & RESTATED

ARTICLES OF INCORPORATION

OF

MERITOR, INC.

Article 1.	NAME.

Section 1.1.
Corporate Name. The name of the Corporation is “Meritor, Inc.” (the “Corporation”).

Article 2.	PURPOSES AND POWERS.

Section 2.1.
Corporate Purposes. The purpose for which the Corporation is formed is to transact any and all lawful business for which a corporation may be incorporated under the Indiana Business Corporation Law (the “Law”). The Corporation is a for-profit corporation.

Section 2.2.
Corporate Powers. The Corporation shall have the power to perform any act which is necessary, convenient or expedient to accomplish any purpose within the contemplation of this Article 2.

Article 3.	PERIOD OF EXISTENCE.

Section 3.1.
Period of Existence. The period during which the Corporation shall continue is perpetual.

Article 4.	REGISTERED AGENT AND REGISTERED OFFICE.

Section 4.1.
Registered Agent. Corporation Service Company is a commercial registered agent and the Corporation’s registered agent and Corporation Service Company has consented to such appointment as registered agent.

Article 5.	PRINCIPAL OFFICE.

Section 5.1.
Principal Office. The street address of the Corporation’s Principal Office is 500 Jackson Street, Columbus, IN 47201.

Article 6.	AUTHORIZED SHARES.

Section 6.1.
Number of Shares. The total number of shares which the Corporation is to have the authority to issue is 1,000.

Section 6.2.
Terms of Shares. The authorized shares of the Corporation shall consist of one class of common shares. All common shares shall have the same preferences, limitations, voting rights and privileges. Holders of the Corporation’s common shares shal1 have unlimited voting rights and shall be entitled to receive the net assets of the Corporation upon dissolution.

Section 6.3.
Voting Rights. Every holder of common shares of the Corporation shall have the right, at every shareholders’ meeting, to one vote for each common share standing in the shareholder’s name on the books of the Corporation.

Article 7.	DIRECTORS.

Section 7.1.
Number of Directors. The number of directors shall be as specified in, or fixed in accordance with, the By-Laws of the Corporation.

Section 7.2.
Qualifications of Directors. Directors need not be residents of the State of Indiana nor shareholders of the Corporation.

Section 7.3.
Powers of Directors. The Board of Directors shall have the power to direct the management of the business and affairs of the Corporation. In addition to the powers and authorities set forth herein or expressly conferred upon the directors by statute or common law, the directors are hereby authorized to exercise all such powers and perform all such acts as may be exercised or done by a corporation organized and existing under the provisions of the Law.

Section 7.4.
Removal of Directors. Any or all of the directors may be removed at any time, for a specific cause found and determined by a vote of not less than two-thirds (2/3) of the entire Board of Directors at the time. Any or all of the directors may be removed, with or without cause, at a meeting of the shareholders called expressly for that purpose, by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors. Directors may only be removed in accordance with this Section.

Article 8.	INDEMNIFICATION.

Section 8.1.
Indemnification of Directors, Officers and Others. To the extent permitted by the Law and the By-Laws, the Corporation may:

8.1.1          indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil or criminal, administrative or investigative, formal or informal (an “Action”), by reason of the fact that such person is or was an Director, Officer, employee or agent of the Corporation (collectively, “Corporate Person”), or is or was serving at the request of the Corporation as a director, officer, employee, agent, partner, trustee or member or in another authorized capacity (collectively, an “Authorized Capacity”) of or for another corporation, unincorporated association, business trust, estate, partnership, trust, joint venture, individual or other legal entity, whether or not organized or formed for profit (collectively, “Another Entity”), against expenses (including attorneys’ fees) (“Expenses”) and judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Action;

8.1.2          pay, in advance of the final disposition of an Action, the Expenses reasonably incurred in defending such action by a person who may be entitled to indemnification by the Corporation; and

8.1.3          purchase and maintain insurance on behalf of any person who is or was a Corporate Person, or is or was serving at the request of the Corporation in an Authorized Capacity of or for Another Entity, against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability.

The indemnification and advance of Expenses authorized by this Section 9.1 shall (i) not be deemed exclusive of any other rights to which a person may be entitled under any law, any resolution of the Board of Directors or the shareholders, any other authorization, whenever adopted, after notice, by a majority vote of all then outstanding Shares entitled to vote generally in the election of Directors, or the articles of incorporation, by-laws or other governing documents, or any resolution of or other authorization by the directors, shareholders, partners, trustees, members, owners or governing body, of Another Entity; (ii) inure to the benefit of the heirs, executors and administrators of such person; and (iii) continue as to any such person who has ceased to be a Corporate Person or to be serving in an Authorized Capacity of or for Another Entity.

Article 9.	AMENDMENT TO ARTICLES OF INCORPORATIONAND BY-LAWS.

Section 9.1.
Amendment of Articles of Incorporation. The Corporation reserves the right to alter, amend and repeal any provisions contained in these Articles of Incorporation in the manner now or hereafter prescribed by the provisions of the Law or any other pertinent enactment of the General Assembly of the State of Indiana and all rights and powers conferred hereby on shareholders, directors and officers of the Corporation are subject to such reserved right.

Section 9.2.
Adoption and Amendment of By-Laws. The Board of Directors of the Corporation shall have the exclusive power to make, alter, amend and repeal the By-Laws of the Corporation upon the affirmative vote of not less than a majority of its members.

IN WITNESS WHEREOF, these Amended & Restated Articles of Incorporation have been executed this 3rd day of August, 2022.

MERITOR, INC.

By:	/s/ Scott M. Confer
Name:	Scott M. Confer
Title:	Vice President and Interim General Counsel & Corporate Secretary